UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 23, 2006

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre,

141, Connaught Road West,

Hong Kong

China

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes  ☐            No  ☒

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes  ☐            No  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated February 23, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: February 23, 2006	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre,
141, Connaught Road West,
Hong Kong, China

c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-482-8777
Fax: 604-648-9782
www.seaspancorp.com

NEWS RELEASE

SEASPAN REPORTS RESULTS FOR THE QUARTER AND FISCAL PERIOD ENDED

DECEMBER 31, 2005 AND DECLARES CASH DIVIDEND

Hong Kong, China, February 23, 2006 – Seaspan Corporation (“Seaspan”) (NYSE: SSW) announced today its financial results for the quarter and fiscal period ended December 31, 2005, completing Seaspan’s first fiscal operating period since the closing of its initial public offering (“IPO”) on August 12, 2005. The following discussion of financial results is for the quarterly period from October 1 to December 31, 2005 and the fiscal period from May 3 to December 31, 2005, which includes 142 days of operation from August 12 to December 31, 2005.

“We continued to deliver on our strategy and accomplished all of our key objectives for the period since the completion of our IPO in August 2005,” said Gerry Wang, Chief Executive Officer of Seaspan. “We continued to grow our contracted fleet; we achieved deeper penetration of our existing customer base by delivering our first ship to CP USA; and we continued to deliver strong and stable cash flows for distribution to our shareholders.”

Financial Highlights for the Quarter and Fiscal Period Ended December 31, 2005

•	Reported net earnings of $9.2 million and earnings per share of $0.26 for the quarter.

•	Reported net earnings of $14.3 million for the fiscal period, and earnings per share of $0.40 from commencement of operations.

•	Generated $14.7 million of cash available for distribution during the quarter and $22.6 million during the fiscal period ended December 31, 2005.

•	Paid a quarterly dividend of $0.23 per share for the pro-rated 50-day quarter ended September 30, 2005 on December 5, 2005.

•	Declared a quarterly dividend of $0.425 per share for the first full quarter ended December 31, 2005.

•	Took delivery of another of the company’s contracted 4250 TEU vessels, bringing the Seaspan chartered fleet to a total of 13 vessels in operation as at December 31, 2005.

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Results for the Quarter and Fiscal Period Ended December 31, 2005

Seaspan reported revenue of $23.4 million for the quarter ended December 31, 2005, and $34.8 million for the fiscal period. Net earnings for the quarter were $9.2 million, and net earnings for the fiscal period were $14.3 million. Total operating expenses were $11.7 million for the quarter ended December 31, 2005, and were comprised of ship operating costs of $5.6 million, depreciation of $4.9 million and general and administrative costs of $1.2 million. Total operating expenses for the fiscal period ended December 31, 2005 were $17.1 million, and were comprised of ship operating costs of $8.3 million, depreciation of $7.2 million and general and administrative costs of $1.7 million.

Seaspan reported basic and fully diluted earnings of $0.26 per share for the quarter ended December 31, 2005, and $0.40 per share from commencement of operations.

During the quarter, Seaspan generated $14.7 million of cash available for distribution, a non-GAAP measure. During the fiscal period Seaspan generated $22.6 million of cash available for distribution. Please read Reconciliation of Non-GAAP Financial Measures – Description of Non-GAAP Financial Measures - Cash Available for Distribution for a description of cash available for distribution and a reconciliation of net earnings to cash available for distribution.

Seaspan has declared its first full quarterly cash dividend of $0.425, representing a total cash distribution of $15.3 million. Seaspan’s Board of Directors has adopted a policy to pay a regular quarterly dividend of $0.425 per share on Seaspan’s common and subordinated shares throughout the period of delivery of Seaspan’s contracted fleet. The cash dividend is payable on March 9, 2006, to all shareholders of record on February 23, 2006.

Operational Highlights for the Fiscal Period Ended December 31, 2005

•	On October 18, 2005, Seaspan took delivery of the 4250 TEU CP Kanha, purchased for $52.7 million, for a total of thirteen vessels in operation as of December 31, 2005.

•	The CP Kanha, one of Seaspan’s contracted vessels, was constructed and delivered approximately eight weeks ahead of the contractual delivery date, and is the first of nine vessels chartered to CP USA, a subsidiary of CP Ships Ltd.

•	Seaspan’s fleet was 100% utilized during the 142-day operating period.

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The following table summarizes the number of vessels in Seaspan’s fleet as it takes scheduled delivery:

	Actual			Forecasted
Vessel Size	Upon Closing of IPO	Third Quarter 2005	Fourth Quarter 2005	Years Ending December 31,
				2006	2007
3500 TEU Class	0	0	0	0	2
4250 TEU Class	8	10	11	16	19
8500 TEU Class	2	2	2	2	2
9600 TEU Class	—	—	—	—	2

Operating Vessels	10	12	13	18	25

Capacity (TEU)(1)	50,960	59,466	63,719	84,984	123,971

(1)	Seaspan’s 3500 TEU vessels, 4250 TEU vessels, 8500 TEU vessels, and 9600 TEU vessels have an actual capacity of 3534 TEU, 4253 TEU, 8468 TEU, and 9580 TEU, respectively.

Recent News

On January 3, 2006, Seaspan took delivery of its 14th contracted vessel, the 4250 TEU Dubai Express. The Dubai Express was constructed and delivered approximately ten weeks ahead of the contractual delivery date, and is the second of nine vessels chartered to CP USA, a subsidiary of CP Ships Ltd.

On February 14, 2006, Seaspan announced that it has agreed to purchase two newbuilding vessels from affiliates of Conti Holding GmbH & Co. KG of Germany. This acquisition is incremental to Seaspan’s original contracted fleet, and will increase the company’s total fleet to 25 vessels. Seaspan will acquire the two 3500 TEU vessels upon their expected delivery in February and July 2007 respectively from Zhejiang Shipbuilding Co. Ltd. in China. Seaspan also announced that it has simultaneously arranged twelve-year charter agreements for these vessels with a new customer, Cosco Container Lines Co., Ltd., a subsidiary of China Cosco Holdings Co. Ltd.

On February 21, 2006, Seaspan took delivery of its 15th contracted vessel, the 4250 TEU Jakarta Express. The Jakarta Express was constructed and delivered approximately seven weeks ahead of the contractual delivery date, and is the third of nine vessels chartered to CP USA, a subsidiary of CP Ships Ltd.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan currently owns a fleet of 15 containerships consisting of thirteen 4250 TEU vessels and two 8500 TEU vessels. Over approximately the next 17 months, Seaspan will add ten additional vessels to its fleet, including six 4250 TEU vessels, two 9600 TEU vessels, and two 3500 TEU vessels.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

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Conference Call and Webcast

Seaspan will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Thursday, February 23, 2006, at 2:00 pm PT / 5:00 pm ET. Participants should call 1-800-361-0912 (US/Canada) or 1-913-981-5559 (International) and request the Seaspan call. A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call 1-888-203-1112 or 1-719-457-0820 and enter confirmation code 3908847. The recording will be available from Thursday, February 23, 2006 at 5:00 pm PT / 8:00 p.m. ET through Wednesday, March 8 at 8:59 p.m. PT / 11:59 p.m. ET. A live broadcast of the earnings conference call will also be available via the Internet at www.seaspancorp.com under our Investor Relations section; or go directly to http://www.seaspancorp.com/investors/eventdetail.cfm?eventid=24956. The webcast will be archived on the site for one year.

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SEASPAN CORPORATION

UNAUDITED BALANCE SHEET

AS AT DECEMBER 31, 2005

(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$15,718
Prepaid expenses	2,352

18,070

Vessels	621,163

Deferred financing fees	6,526

Fair value of interest rate swaps	4,799

$650,558

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,467
Deferred revenue	2,759

4,226

Long-term debt	122,893

127,119

Share capital	512,589

Retained earnings	6,051
Accumulated other comprehensive income	4,799

Total shareholders’ equity	523,439

$650,558

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SEASPAN CORPORATION

UNAUDITED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

FOR THE QUARTER AND FISCAL PERIOD ENDED DECEMBER 31, 2005

(in thousands of U.S. dollars, except per share amounts)

	Quarter ended December 31, 2005	Fiscal period ended December 31, 2005
Revenue	$23,394	$34,803

Operating expenses:
Ship operating	5,582	8,252
Depreciation	4,909	7,186
General and administrative	1,171	1,694

	11,662	17,132

Operating earnings	11,732	17,671

Other expenses (income):
Interest expense	1,496	1,699
Interest income	(124)	(124)
Undrawn credit facility fee	639	1,041
Amortization of deferred financing fees	486	726

	2,497	3,342

Net earnings	$9,235	$14,329
Retained earnings, beginning of period	5,094	—
Dividends on common shares	(8,278)	(8,278)

Retained earnings, end of period	$6,051	$6,051

Earnings per share for the quarter and from commencement of operations, basic and diluted	$0.26	$0.40

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SEASPAN CORPORATION

UNAUDITED STATEMENT OF CASH FLOWS FOR THE QUARTER AND FISCAL

PERIOD ENDED DECEMBER 31, 2005

(in thousands of U.S. dollars)

	Quarter ended December 31, 2005	Fiscal period ended December 31, 2005
Cash provided by (used in):
Operating activities:
Net earnings	$9,235	$14,329
Items not involving cash:
Depreciation	4,909	7,186
Amortization of deferred financing fees	486	726
Change in non-cash operating working capital	986	1,874

Cash from operating activities	15,616	24,115

Investing activities:
Vessels acquired at completion of initial public offering	—	(664,016)
Expenditures for vessels	(56,893)	(162,237)

Cash used in investing activities	(56,893)	(826,253)

Financing activities:
Common shares issued, net of share issue costs	(90)	710,493
Draws on credit facility	56,893	122,893
Financing fees incurred	(1)	(7,252)
Dividends on common shares	(8,278)	(8,278)

Cash from financing activities	48,524	817,856

Increase in cash and cash equivalents	7,247	15,718

Cash and cash equivalents, beginning of period	8,471	—

Cash and cash equivalents, end of fiscal period	$15,718	$15,718

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SEASPAN CORPORATION

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measures — Cash Available for Distribution

Cash available for distribution represents net earnings adjusted for depreciation, net interest expense and amortization of deferred financing fees. Cash available for distribution is a non-GAAP quantitative standard used in the publicly-traded investment community to assist in evaluating a company’s ability to make quarterly cash dividends. Cash available for distribution is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net earnings or any other indicator of Seaspan’s performance required by accounting principles generally accepted in the United States.

	October 1 to December 31	August 12 to December 31
Net earnings	$9,235	$14,329
Add:
Depreciation	4,909	7,186
Interest expense	1,496	1,699
Amortization of deferred financing fees	486	726
Less:

Interest income	124	124

Net cash flows before cash interest payments	16,002	23,816
Less:
Cash interest paid	1,390	1,390
Add:

Cash interest received	124	124

Cash available for distribution	$14,736	$22,550

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports, including our Prospectus filed with the SEC on August 8, 2005. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

For Investor Relations and Media Inquiries:

Mr. Kevin M. Kennedy

Chief Financial Officer

Seaspan Corporation

Tel. 604-482-8777

Ms. Nina Devlin/Ms. Erin Moore

Brunswick Group

Tel: 212-333-3810

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